Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

October 13, 2020

            Re:      Kid Castle Educational Corporation

Amendment No. 2 to Registration Statement on Form 10

Filed September 14, 2020

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 2 to Form 10 filed September 14, 2020

Investment Management, page 9

1.      We note your response to prior comment 3. Your disclosure at the top of page 4 continues to state that you do not have an investment portfolio; however, you continue to refer to your portfolio throughout the registration statement. Please revise your registration statement to clarify whether you have a portfolio of investments, real-estate or otherwise, and ensure that your disclosure about the presence or absence of the portfolio (and your holdings, if any) is consistent.

This has been revised and updated throughout the registration statement for consistency.

Risk Factors, page 11

2.      Please add a new risk factor, or revise an existing risk factor, to disclose the information contained in your supplemental response to prior comment 5, including your discussion of your limited knowledge about the circumstances surrounding the filing of the Form 15 in 2010.

This has been revised and updated and a new risk factor has been added.

Plan of Operations, page 32

3.      Please revise Item 1.b at page 33 to disclose the amount needed to complete the acquisition of the two biopharmaceutical companies. In addition, please add disclosure about each business's operations, the current state of negotiations, and whether you may choose to acquire only one of the two companies if your financing is insufficient to fund both transactions.

This has been revised and updated to add information about the two potential targets.

4.      We note your response to prior comment 9; however, your revisions do not appear to address the concerns raised in the prior comment. Specifically, despite disclosure elsewhere in the registration statement to the contrary, you continue to state on pages 6, 21, and 31 that you do not, and do not intend, to maintain an ownership interest in cannabis growing, marijuana dispensaries or production facilities and do not grow, process, own, handle, transport, or sell cannabis or marijuana. As an example of what appears to be inconsistent disclosure, we note your description at page 6 of the five target businesses and your disclosure that you will partner with manufacturing facilities, seek FDA approval for products, and attempt to standardize the industry. Please revise the registration statement to reconcile.

This has been revised and updated.

Liquidity and Capital Resources, page 38

5.      We note your response to prior comment 11, however, we do not see where you have revised your disclosure consistent with your response to state you got your capital back from the private company. Please advise or revise.

This has been revised and updated to show that we got all of our capital back from the private company.

Financial Statements

Note 5. Mergers and Acquisition, page 66

6.      We note your responses to prior comments 15 and 17. It is not evident from your disclosure how the transactions with Cannabinoid Biosciences, Inc. resulted in cash proceeds to you of approximately $190,000 as reflected on your Statement of Cash Flows for the year ended December 31, 2019. Please revise as necessary.

We have updated this section to provide disclosure showing the impact of the merger on each line of our consolidated financial statements.

Exhibits

7.      We note your response to prior comment 20 and re-issue the comment. Form 10 requires that various exhibits, including material agreements, must be filed as exhibits or properly incorporated. Please refer to Item 601 of Regulation S-K and file or properly incorporate by reference all required exhibits.

This has been updated and we have freshly added all the needed exhibits.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation